UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Day Change for its Third Quarter 2026 Earnings Conference Call

Mexico City, Mexico – October 21, 2026 - Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces the rescheduling of its earnings conference call for the third quarter 2026, from the previously announced date of October 27th to October 26th.

As a result, the call will be held on:

Monday October 26, 2026

11:00 hrs Eastern Time

09:00 hrs Mexico City Time

It will be conducted by:

Ian Craig, Chief Executive Officer,

Gerardo Cruz, Chief Financial Officer, and

Pamela Ortiz, Investor Relations Director.

Coca-Cola FEMSA’s Third Quarter 2026 financial results will be released on Monday October 26, 2026, before the market opens.

To participate in the conference call please register:

KOF 3Q 2026 Earnings Call

Coca-Cola FEMSA October 21, 2026	Page 1

About Coca-Cola FEMSA

Mexican Stock Exchange, Trading Symbol: KOFUBL

NYSE (ADS), Trading Symbol: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca Cola Company, offering a wide portfolio to more than 268 million consumers. With more than 90,000 employees, the Company markets and sells approximately 4.2 billion unit cases through more that 2.1 million points of sell annually. Operating 55 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of Dow Jones Best-in-Class World Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index and MSCI ACWI Index. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, nationwide, and in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information or further questions, please contact the Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com
•	Natalia Sariñana I natalia.sarinana@kof.com
•	Bryan Silva | bryan.silva@kof.com
•	Emilio Díaz | emilio.diaz@kof.com

Coca-Cola FEMSA October 21, 2026	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: October 21, 2026